Exhibit 99.1

Ecopetrol wins pre-salt exploratory block in Brazil

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) reports that it participated in a joint venture with the companies BP Energy and CNOOC Petroleum to jointly submit the highest bid and be awarded the Pau-Brasil exploratory block, located in the central region of the Santos Basin.

The joint venture prepared a budget with a 63.79% production share in favor of the Brazilian government. Ecopetrol has a 20% share in the block, which will be operated by BP Energy, a subsidiary of the multinational BP Plc, which holds a 50% stake in it, while the remaining 30% is owned by CNOOC Petroleum.

This block forms part of the Fifth Round of Pre-Salt Shared Production Contracts promoted by the ANP (Brazilian National Petroleum, Natural Gas and Biofuels Agency); it has an area of 1,184 square kilometers and an award bond valued at R$ 500 million (five hundred million Brazilian reais).

This result allows Ecopetrol to expand its portfolio of investments in Brazil, in line with its strategy of profitable growth as stated in its business plan.

Bogotá D.C., September 28, 2018

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This release contains statements that may be considered forward looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties, including in respect of the Company’s prospects for growth and its ongoing access to capital to fund the Company’s business plan, among others. Consequently, changes in the following factors, among others, could cause actual results to differ materially from those included in the forward-looking statements: market prices of oil & gas, our exploration and production activities, market conditions, applicable regulations, the exchange rate, the Company’s competitiveness and the performance of Colombia’s economy and industry, to mention a few. We do not intend, and do not assume any obligation to update these forward-looking statements.

For further information contact:

Capital Markets Manager

María Catalina Escobar

Telephone: +571-234-5190

Email: investors@ecopetrol.com.co

Media Relations (Colombia)

Jorge Mauricio Tellez

Telephone: + 571-234-4329

Email: mauricio.tellez@ecopetrol.com.co